Via Facsimile and U.S. Mail
Mail Stop 6010
								February 2, 2006

Paul J. Kelly, MD
Director and Chief Executive Officer
Orchid Cellmark, Inc.
4390 US Route One
Princeton, NJ  08540

Re:	Orchid Cellmark, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      File No. 0-30267

Dear Dr. Kelly:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief